EXHIBIT 12

bcfw
ratio of earnings to fixed charges footnote
(amounts in thousands)

	Fiscal Year Ended		29-Jun-05 to April 12, 2006		13-Apr-06 to June 3, 2006	Fiscal Year Ended			8 Months Ended January 30, 2010
	2005					2007	2008	2009
Earnings:
Income (Loss) before Provision for Income Taxes	$172,251		$150,944		$(36,982)	$(72,624)	$(73,794)	$(338,572)	$30,223
Plus: Fixed Charges	$47,775		$42,045		$29,223	$189,226	$183,063	$159,242	$106,766
	$220,026		$192,989		$(7,759)	$116,602	$109,269	$(179,330)	$136,989

Fixed Charges:
Gross Interest Expense	$7,132		$4,609		$18,093	$134,313	$122,684	$92,557	$59,547
Amortization of Deferred Debt Charges	$98		$495		$5,283	$10,250	$10,310	$10,335	$8,238
Estimate of Interest Expense Within Operating Leases	$40,546		$36,941		$5,847	$44,663	$50,069	$56,350	$38,981
	$47,775		$42,045		$29,223	$189,226	$183,063	$159,242	$106,766

Ratio of Earnings to Fixed Charges	4.6	x	4.6	x	*	*	*	*	1.3	x

* Due to losses for the period April 13, 2006 to June 3, 2006 and the fiscal years ended June 2, 2007, May 31, 2008 and May 30, 2009, the coverage ratio was less than 1:1. BCFWC must generate additional pretax earnings of $ 37.0 million, $ 72.6 million, $73.8 million and $338.6 million respectively to achieve a ratio of 1:1 for the periods.